SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2013

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

At the annual ordinary general meeting of shareholders of Korea Electric Power Corporation (“KEPCO”) held on March 29, 2013, all of the agenda (as set forth below) submitted for shareholder approval were approved by the shareholders as originally proposed:

1.	Approval of Financial Statements for the 52nd Fiscal Year

2.	Approval of ceiling amount of the remuneration for directors

For further details relating to the foregoing agenda, see Form 6-K furnished to the Securities and Exchange Commission on March 15, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Han, Key-Shik
Name:	Han, Key-Shik
Title:	Vice President

Date: April 2, 2013

Attachment

Agenda 1. Approval of Financial Statements for the 52nd Fiscal Year

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

	Dec. 31, 2012		Dec. 31, 2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	￦	1,954,949	￦	1,387,921
Current financial assets, net		656,217		770,539
Accounts and other receivables, net		7,184,625		7,274,148
Inventories, net		3,440,341		3,851,751
Income tax receivables		30,476		35,801
Current non-financial assets		664,047		447,393
Non-current assets held for sale and discontinued operations		2,828		—

		13,933,483		13,767,553

NON-CURRENT ASSETS:
Non-current financial assets, net		1,873,676		2,199,032
Non-current accounts and other receivables, net		1,254,330		1,284,532
Property, plant and equipment, net		122,376,140		112,384,881
Investment properties, net		590,223		517,149
Intangible assets, net		883,814		848,709
Investments in joint ventures		908,593		767,202
Investments in associates		3,982,340		3,718,154
Deferred tax assets		209,783		372,478
Non-current non-financial assets		140,438		608,160

		132,219,337		122,700,297

Total Assets	￦	146,152,820	￦	136,467,850

LIABILITIES

CURRENT LIABILITIES:
Accounts and other payables, net		6,418,464		6,576,158
Short-term borrowings		689,310		1,173,568
Current financial liabilities, net		7,099,509		5,852,342
Income tax payables		334,053		505,154
Current non-financial liabilities		4,117,440		3,541,562
Current provisions		158,303		92,383

		18,817,079		17,741,167

NON-CURRENT LIABILITIES:
Non-current accounts and other payables, net		4,173,691		4,178,137
Non-current financial liabilities, net		46,050,766		39,403,578
Non-current non-financial liabilities		6,298,650		5,611,010
Employee benefits obligations, net		2,144,334		1,942,994
Deferred tax liabilities, net		5,433,292		6,786,779
Non-current provisions		12,170,806		7,000,235

		76,271,539		64,922,733

Total Liabilities		95,088,618		82,663,900

(Continued)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

	Dec. 31, 2012		Dec. 31, 2011
EQUITY

CONTRIBUTED CAPITAL:
Shares issued	￦	3,209,820	￦	3,209,820
Share premium		843,758		843,758

		4,053,578		4,053,578

RETAINED EARNINGS:
Legal reserves		1,603,919		1,603,919
Voluntary reserves		25,961,315		21,766,678
Retained earnings before appropriations		4,999,049		12,398,497

		32,564,283		35,769,094

OTHER COMPONENTS OF EQUITY:
Other capital surpluses		705,448		639,028
Cumulative other comprehensive income		11,957		255,095
Treasury stocks		(741,489)		(741,489)
Other equity		13,294,990		13,294,990

		13,270,906		13,447,624

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		49,888,767		53,270,296

NON-CONTROLLING INTERESTS		1,175,435		533,654

Total Equity		51,064,202		53,803,950

Total Liabilities and Equity	￦	146,152,820	￦	136,467,850

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011

	2012		2011
	(KRW in millions except per share amounts)
SALES
Sales of goods	￦	46,906,587	￦	41,397,469
Sales of service		357,877		322,616
Sales of construction contracts		1,856,045		1,455,132
Sales of construction grant		301,004		280,458

		49,421,513		43,455,675

COST OF SALES
Cost of sales of goods		46,293,591		40,926,543
Cost of sales of service		470,453		393,049
Cost of sales of construction contracts		1,695,218		1,405,302

		48,459,262		42,724,894

GROSS PROFIT		962,251		730,781

SELLING AND ADMINISTRATIVE EXPENSES		1,780,168		1,751,236

OPERATING INCOME(LOSS)		(817,917)		(1,020,455)

OTHER OPERATING INCOME		373,996		317,384

OTHER OPERATING EXPENSES		74,567		147,595

OTHER INCOME(LOSS)		(1,781,835)		165,703

FINANCE INCOME		1,128,357		607,592

FINANCE EXPENSES		3,068,321		2,518,850

PROFITS OF ASSOCIATES AND JOINT VENTURES USING EQUITY METHOD		176,941		123,095
Share in income of associates and joint ventures		205,987		162,513
Gain on disposal of associates and joint ventures		—		3,147
Share in loss of associates and joint ventures		(20,127)		(42,115)
Loss on disposal of associates and joint ventures		(162)		(450)
Impairment loss on associates and joint ventures		(8,757)		—

INCOME (LOSS) BEFORE INCOME TAX		(4,063,346)		(2,473,126)

INCOME TAX EXPENSE		(985,377)		819,871

NET LOSS FOR THE YEAR	￦	(3,077,969)	￦	(3,292,997)

(Continued)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011

	2012		2011
	(KRW in millions except per share amounts)
OTHER COMPREHENSIVE INCOME (LOSS)
Net change in fair value of available-for-sale financial assets, net of tax		2,245		(174,958)
Loss on valuation of derivatives using of cash flow hedge accounting, net of tax		(63,850)		(27,999)
Actuarial losses on retirement benefit obligations		(41,310)		(152,196)
Share in other comprehensive income(loss) of associates and joint ventures, net of tax		(96,906)		45,860
Foreign currency translation of foreign operations, net of tax		(121,892)		47,135

		(321,713)		(262,158)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	￦	(3,399,682)	￦	(3,555,155)

NET INCOME(LOSS) ATTRIBUTABLE TO;
Owners of the Company		(3,166,616)		(3,370,464)
Non-controlling interests		88,647		77,467

	￦	(3,077,969)	￦	(3,292,997)

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO;
Owners of the Company		(3,447,949)		(3,627,669)
Non-controlling interests		48,267		72,514

	￦	(3,399,682)	￦	(3,555,155)

EARNINGS PER SHARE;
Basic earnings per share	￦	(5,083)	￦	(5,411)
Diluted earnings per share	￦	(5,083)	￦	(5,411)

KOREA ELECTRIC POWER CORPORATION

SEPARATE(NON-CONSOLIDATED) STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

	Won
	Dec. 31, 2012		Dec. 31, 2011
	(In millions)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	￦	439,425	￦	191,053
Current financial assets		71,056		18,651
Accounts and other receivables		6,569,474		5,830,408
Inventories		65,698		71,040
Income tax receivables		831		1,608
Current non-financial assets		57,687		30,275

		7,204,171		6,143,035

NON-CURRENT ASSETS:
Non-current financial assets		782,913		868,812
Non-current accounts and other receivables		366,798		994,891
Property, plant and equipment, net		55,922,112		54,175,944
Investment properties		872,420		1,130,856
Intangible assets		75,071		85,406
Investments in subsidiaries		28,928,951		28,873,782
Investments in joint ventures		20,642		15,013
Investments in affiliates		2,021,313		2,021,313
Non-current non-financial assets		40,307		460,846

		89,030,527		88,626,863

Total Assets		96,234,698		94,769,898

LIABILITIES

CURRENT LIABILITIES:
Accounts and other payables		5,321,179		5,174,335
Short-term borrowings		—		100,000
Current financial liabilities		4,532,461		3,773,887
Current non-financial liabilities		4,478,921		3,611,089

		14,332,561		12,659,311

NON-CURRENT LIABILITIES:
Non-current accounts and other payables		1,034,135		1,160,108
Non-current financial liabilities		29,830,158		26,166,724
Non-current non-financial liabilities		6,270,095		5,581,813
Employee benefits obligations		1,485,073		1,379,316
Deferred tax liabilities		1,757,057		3,112,627
Non-current provisions		254,537		270,694

		40,631,057		37,671,282

Total Liabilities		54,963,618		50,330,593

(Continued)

SEPARATE STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011

	Won
	Dec. 31, 2012		Dec. 31, 2011
	(In millions)
SHAREHOLDER’S EQUITY

CONTRIBUTED EQUITY:
Shares issued	￦	3,209,820	￦	3,209,820
Share premium		843,758		843,758

		4,053,578		4,053,578

RETAINED EARNINGS:
Legal reserves		1,603,919		1,603,919
Voluntary reserves		25,961,315		21,766,678
Retained earnings before appropriations		(3,208,155)		4,194,638

		24,357,080		27,565,235

OTHER COMPONENTS OF EQUITY:
Other capital surpluses		303,028		303,028
Cumulative other comprehensive income		3,786		(36,145)
Treasury stock		(741,489)		(741,489)
Other equity		13,295,098		13,295,098
Total Shareholder’s Equity		41,271,080		44,439,305

Total Liabilities and Equity		96,234,698		94,769,898

(Additional information will be available at www.kepco.co.kr/eng.)

KOREA ELECTRIC POWER CORPORATION

SEPARATE(NON-CONSOLIDATED) STATEMENTS OF COMPREHENSIVE INCOME

FOR YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012		2011
	(Won in millions)
SALES
Sales of goods	￦	47,413,257	￦	41,537,208
Sales of services		71,927		109,000
Sales of construction contracts		1,548,685		1,211,565
Sales of construction grant		301,004		280,458

		49,334,873		43,138,231

COST OF SALES
Costs of sales of goods		49,116,803		43,777,318
Costs of sales of services		258,765		262,475
Costs of sales of construction contracts		1,409,153		1,180,103

		50,784,721		45,219,896

GROSS PROFIT		(1,449,845)		(2,081,665)

SELLING AND ADMINISTRATIVE EXPENSES		1,213,539		1,213,539

OPERATING PROFIT		(2,692,853)		(3,295,204)

OTHER INCOME		252,021		215,551

OTHER EXPENSE		30,908		48,961
OTHER GAINS AND LOSSES		(1,774,553)		134,829

FINANCE INCOME		1,361,991		964,517

FINANCE COSTS		1,814,299		1,528,202

PROFITS OF AFFILIATES OR JOINT VENTURES		88,176		98,506

LOSS BEFORE INCOME TAX		(4,610,424)		(3,458,965)

INCOME TAX EXPENSE (BENEFIT)		(1,383,827)		55,165

LOSS FOR THE PERIOD		(3,226,597)		(3,514,130)

OTHER COMPREHENSIVE INCOME
Net change in fair value of available- for-sale financial assets		39,930		(49,090)
Actuarial gains(losses) on retirement benefit obligation		18,442		(117,537)

		58,372		(166,627)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	￦	(3,167,225)	￦	(3,680,758)

EARNINGS PER SHARE
Basic earnings per share	￦	(5,179)	￦	(5,640)
Diluted earnings per share	￦	(5,179)	￦	(5,640)

(Additional information will be available at www.kepco.co.kr/eng.)

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

FOR YEARS ENDED DECEMBER 31, 2012 AND DECEMBER 31, 2011

	For year ended,
	2012		2011
	( Won in millions)
I. RETAINED EARNINGS BEFORE APPROPRIATIONS:
Retained earnings carried over from prior year	￦	—	￦	7,826,305
Effect of transition to K-IFRS		—		—
Loss for the period		(3,226,597)		(3,514,130)
Actuarial losses on retirement benefit obligations		18,442		(117,538)

		(3,208,155)		4,194,637

II. TRANSFER FROM VOLUNTARY RESERVES:
Transfer from reserve for business expansion		3,208,155		—

		3,208,155		—

III. I + II	￦	—	￦	4,194,637

IV. APPROPRIATIONS OF RETAINED EARNINGS:
Transfer to reserve for business expansion		—		(4,194,637)

		—		(4,194,637)

V. UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	￦	—	￦	—

Agenda 2. Approval of ceiling amount of the remuneration for directors

•	Proposed aggregate ceiling on remuneration for directors:

•	2,083,394 thousand won in fiscal year 2013 (Number of directors 15, Number of non-standing directors 8)

•	1,993,797 thousand won in fiscal year 2012 (Number of directors 15, Number of non-standing directors 8)